VERO BUILDING SYSTEMS™

INVESTOR PITCH DECK

THE TRADITIONAL WAY OF BUILDING IS NO LONGER THE MOST SAFE, ECONOMICAL OR SUFFICIENT.



NOT SAFE

We have an increasing number of severe storms, extreme temperatures and natural disasters.



TOO EXPENSIVE

Outdated construction methods keep builders from advancing affordable housing and workforce housing.



WASTEFUL

Traditional construction generates over 600 million tons of waste each and every year.

A BETTER WAY TO BUILD

STRENGTH WITHOUT SACRIFICES



The VERO Building System consists of 13 customizable variations of self-insulated panels of layered expanded polystyrene enclosed by double-galvanized steel mesh and concrete.

A BETTER WAY TO BUILD



BETTER SPEED. BETTER VALUE. BETTER IMPACT.

01

Our modular construction reduces timelines between 20-40%.

02

Shorter project timelines allow private or public sector infrastructure to deliver value faster than traditional build methods.

03

Faster completion times make a positve economic and social impact on our communities.

A BETTER WAY TO BUILD



ADVANTAGES

Green

- 40% less harmful emissions during construction
- Up to 60% less harmful emissions over lifetime of the building
- All scraps are recyclable

Time & Money

- Up to 40% reduction in construction time
- Up to 30% savings on construction costs
- Lightweight panels are cheaper to ship
- Compatible with all other building systems

Safety

- Can withstand a Category 5 Hurricane
- Safer from tornadoes than any other building system in the U.S.
- Bulletproof and Blast Resistant (military tested)
- Twice the Fire Resistance than traditional homebuilding
- Microorganism, parasite and mold resistant

CONSTRUCTION COST PER SQUARE FOOT

AVERAGE COST PER SQUARE FOOT IN THE U.S.



	Multi-Family	Warehouse & Manufactoring Facilities	Healthcare	Schools	Hospitality	Public & Community Facilities
Construction Type	Typically Wood	Steel, Concrete	Steel, Concrete	Wood, Steel, Concrete	Wood, Steel, Concrete	Steel, Concrete
Cost Per Square Foot	$478	$238	$498	$327	$478	$591
Our Projected Average Cost	**$335**	**$166**	**$349**	**$229**	**$335**	**$414**

SHORT TERM MARKET OPPORTUNITY



MULTI-FAMILY

- Apartment buildings & Condo starts up 28%
- Recession stats only increasing demand



COMMERCIAL

- Regional Warehouse starts projected to hit $21.5B
- Educational starts: $25.5B
- Manufacturing starts: $12.8B

A BETTER WAY TO BUILD

LONG TERM OPPORTUNITY

National Expansion into 6 Key Markets



A BETTER WAY TO BUILD

MARKETING





- Public Relations and Media Placement
- Tradeshow Presentations
- Tradeshow Mailings
- Social Media Content
- Linkedin Direct Messaging- Lead Generation
- Sticky Lead Capture Content
- Email Capture, Segmentation & Automation
- ADRoll remarketing placement
- News Feed Story Placement
- Native Ads
- Inbound SEO
- Search Engine Marketing

THE FACTORY


VERO
BUILDING SYSTEMS
801

1st Factory Underway!

Our first factory lease is currently being finalized.
It will house a single production line and be able to produce 17,000 sq.ft of panels per day, the equivalent of a 5,600 sq.ft. residential home.

A BETTER WAY TO BUILD

TIMELINE

FALL '22 — Finalize Plant Lease, Site Plan: Phase 1 & 2

EARLY WINTER — Hire Sales Team, begin Lead Gen

MID WINTER — Order Raw Materials, Install Equipment (already in possession)

LATE WINTER — Hire Plant Crew & Launch Team

SPRING '23 — Begin Production

Q3 2023 — Add 2nd Production Line

Q1 2024 — Begin Planning for 2nd Plant!

A BETTER WAY TO BUILD

MEET OUR TEAM



Annette Rubin

CEO/Chair

★ ★ ★ ★ ★

Wife, Mother & Entrepreneur, Annette has combined her passion for affordable housing, safer environments and fair opportunity to assemble a team to bring this renowned worldwide technology to the US market. She has personally funded Vero to date.



Ahtyba Rubin

Co-Chair

★ ★ ★ ★ ★

Leveraging his work ethic and success from the NFL Ahtyba's focus is on giving back to the community by providing better, safer, more affordable ways to improve housing for all.



Richard Olson

Founding Board

★ ★ ★ ★ ★

20 years of Senior Leadership experience in manufacturing and industrial distribution. Track record of developing high performance leadership teams with disciplined implementation that led to continuous strategic growth.



Daniel Banse

Founding Board

★ ★ ★ ★ ★

Decades of experience in Senior Leadership in estimating, design and construction management alongside a history of multiple project management including Dr. Pepper Stars Centers. B.S. Industrial Technology. LEED AP.

A BETTER WAY TO BUILD

MEET OUR TEAM



Thomas MacDonald

COO

★ ★ ★ ★ ★

His industry specific experience has delivered sustainable products for one of the Top 10 building material suppliers in the US, with a record of developing infrastructure, distribution logistics and generating more than $72B in new revenue.



Kennedy Taylor

CMO Consultant

★ ★ ★ ★ ★

Proven marketing exec with 10+ years experience, extensive knowledge in brand development and engaging storytelling to support comprehensive marketing strategies. Keynote speaker for Google and sits on several advisory councils for global brands.



David Saviola

Finance Advisor

★ ★ ★ ★ ★

Founder of Arborbrook Advisors, Dave's 12+ year experience in financial & business advisory is our acting quarterback for the founding team, financial advisor, as well as securing partnerships and resources.



Ford Langford

Plant Manager

★ ★ ★ ★ ★

Over 20 years of plant management background with start-up specific experience, leading teams from 10-300, sales from $10M-$150M. Lean Manufacturing, Six Sigma, SQF Certified.

A BETTER WAY TO BUILD

We are focused on bringing safe, affordable, and innovative building solutions to an outdated and underserved U.S. marketplace.

We are driven to provide the best and safest way to sustainably build for any project or team by providing resilient and reliable materials, tailor-made plans, and unparalleled service and training.

With a globally recognized and proven product developed nearly four decades ago, we can overcome the housing crisis, supply chain woes, energy concerns and keeping families and people safe.







A BETTER WAY TO BUILD

CONTACT INFO

OUR OFFICE

Vero Building Systems
34990 Emerald Coast Pkwy
Suite 300
Destin, FL 32451

OPEN OFFICE HOURS

M-F: 8am-6pm
S-S: Closed

GET IN TOUCH

(850) 676-3404


VERO BUILDING SYSTEMS
ABOUT US
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A BETTER WAY TO BUILD
Welcome to a more efficient building solution that's faster, greener and has far fewer constraints to the global supply chain.
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